

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Robert Glaser
Chief Executive Officer
RealNetworks Inc.
1501 First Avenue South
Seattle, WA 98134

> **Re: RealNetworks Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 19, 2022**
> **File No. 001-37745**
>
> **Transaction Statement on Schedule 13E-3**
> **Filed September 19, 2022**
> **File No. 005-52907**

Dear Robert Glaser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 19, 2022

Cover Page

1. We note your disclosure that shares of preferred stock are non-voting "except as required by law." Please revise your disclosure to state whether state law requires that the shares of preferred stock have a vote in the current transaction.

Summary Term Sheet, page 1

2. Refer to the section on page 5 captioned "Reasons for the merger." Revise to disclose the fairness determination, which is referenced in the caption but not included in the text below.

Required Shareholder Votes for the Merger, page 3

3.   We note that you will require both the affirmative votes of the holders of the majority of the outstanding shares of your Common Stock and preferred stock, each voting as a separate class, and the affirmative vote of the holders of a majority of the outstanding shares of your Common Stock held by the holders of your Common Stock other than the Voting Agreement Shareholders. Revise to affirmatively state the percentage of common stock outstanding that would be required to vote in favor of the transaction to satisfy the majority of the minority condition.

Reasons for the Merger, page 38

4.   We note your statement that this is a "non-exhaustive" list of the material factors considered by the Special Committee. Please revise to confirm that this list encompasses all material factors considered by the Special Committee in recommending the transaction.

5.   Please revise to include whether the Special Committee or the Board considered the fairness of the merger agreement in comparison to the company's net book value. In this regard, we note that the merger consideration offered is less than the net book value as of June 30, 2022, which was $0.75. Refer to Instruction 2 of Item 1014 of Regulation M-A.

6.   We note that the Special Committee considered the analysis and opinion of Houlihan Lokey. Please be advised that if any filing person has based its fairness determination of the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy their disclosure obligation. See question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Houlihan Lokey's analysis and conclusions as its own. Alternatively, revise your disclosure to include a discussion responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

Position of the Purchaser Filing Parties as to the Fairness of the Merger, page 46

7.   We note your statements that "Under the SEC rules governing 'going-private' transactions, each of the Purchaser Filing Parties may be deemed to be an affiliate of the Company." Given your determination to include those persons as filing persons to the Schedule 13E-3, it is inappropriate to make such disclaimers. Please revise.

Opinion of the Special Committee's Financial Advisor, page 48

8.   Please revise this section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed for on page 53 for the Selected Companies analysis.

9. Please disclose the basis for discount rates and terminal value multiples used in the Discounted Cash Flow analysis.

10. Revise the section captioned "Miscellaneous" to describe more precisely the work Houlihan Lokey has conducted for the relevant persons and quantify the fees received by Houlihan Lokey during the past two years as required by Item 1015(b)(4) of Regulation M-A.

Financing, page 75

11. We note the parties' intention that the Parent Guarantor will fund its obligations under the merger agreement with cash and other liquid assets on hand. Please revise to provide greater detail as to the source of funding. Further, please disclose the existence of any alternative financing arrangements in the event that this source of funds is insufficient or unavailable for any reason. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Austin Pattan, Staff Attorney, at (202) 551-6756, or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions. You may also contact Dan Duchovny, Senior Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3619.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Ledbetter